UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number: 000-52060

GMARKET INC.

(Translation of registrant’s name into English)

9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

The following information is furnished to the SEC as part of this report on Form 6-K:

EXHIBITS

Exhibit No.	Document
99.1	Amendment No. 3 to Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated herein by reference to Amendment No. 3 Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by Gmarket, Inc. on June 2, 2009).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC.

Date: June 4, 2009	By:	/s/ Duckjun Lee
	Name:	Duckjun Lee
	Title:	Chief Financial Officer